Filed by Towers Watson & Co.

Pursuant to Rule 425 under the
Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934, as amended

Subject Company:

Towers Watson & Co. (Commission File No. 001-34594)

The following is a transcript of a conference call held on June 30, 2015 during which Towers Watson & Co. (“Towers Watson”) and Willis Group Holdings plc (“Willis”) announced the signing of a definitive merger agreement providing for the proposed merger of Towers Watson and Willis.

THOMSON REUTERS STREETEVENTS EDITED TRANSCRIPT WSH - Willis Group Holdings PLC and Towers Watson Announce Merger to Create Leading Global Advisory, Broking and Solutions Firm Conference Call EVENT DATE/TIME: JUNE 30, 2015 / 12:00PM GMT OVERVIEW: Co. announced the signing of a definitive merger agreement, under which TW and WSH will combine in all-stock merger of equals transaction to create Willis Towers Watson. THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

JUNE 30, 2015 / 12:00PM, WSH - Willis Group Holdings PLC and Towers Watson Announce Merger to Create Leading Global Advisory, Broking and Solutions Firm Conference Call CORPORATE PARTICIPANTS Peter Poillon Willis Group Holdings Limited - Director of IR John Haley Towers Watson - Chairman and CEO Dominic Casserley Willis Group Holdings Limited - CEO Roger Millay Towers Watson - CFO John Greene Willis Group Holdings Limited - CFO CONFERENCE CALL PARTICIPANTS Sarah DeWitt JPMorgan - Analyst Josh Shanker Deutsche Bank - Analyst Tobey Summer SunTrust Robinson Humphrey - Analyst Dave Styblo Jefferies & Co. - Analyst Shlomo Rosenbaum Stifel Nicolaus - Analyst Jay Gelb Barclays Capital - Analyst Dan Farrell Piper Jaffray & Co. - Analyst Cliff Gallant Nomura Securities International - Analyst Paul Ginocchio Deutsche Bank - Analyst Meyer Shields Keefe, Bruyette & Woods, Inc. - Analyst Kai Pan Morgan Stanley - Analyst Tim McHugh William Blair & Company - Analyst PRESENTATION Operator Good morning, and welcome to the conference call regarding today's announcement that Willis Group and Towers Watson have agreed to combine and merge as equals. Today's call is being recorded. After the speakers' remarks, there will be a question-and-answer session. (Operator Instructions) I would like to turn the call over to Peter Poillon, Director of Investor Relations for the Willis Group. Please go ahead, sir. Peter Poillon - Willis Group Holdings Limited - Director of IR Thank you. Welcome to the conference call to discuss the merger of equals between Willis Group and Towers Watson. Before we start, I'd like to highlight the following. This conference call shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the Securities laws of any such jurisdiction. No offer of securities shall be made, except by means of a prospectus, meeting the requirements of Section 10 of the Securities Act of 1933, as amended. 2 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

JUNE 30, 2015 / 12:00PM, WSH - Willis Group Holdings PLC and Towers Watson Announce Merger to Create Leading Global Advisory, Broking and Solutions Firm Conference Call Willis plans to file with the SEC a registration statement on Form S-4 in connection with the transaction. Willis and Towers Watson plan to file with SEC and mail to the respective shareholders a joint proxy statement prospectus in connection with the transaction. The registration statement and the joint proxy statement prospectus will contain important information about Willis, Towers Watson, the transaction, and related matters. Investors and security holders are urged to read the registration statement, the joint proxy statement prospectus, and other related documents carefully when they are available. Investors and security holders will be able to obtain free copies of the registration statement, the joint proxy statement prospectus, and other related documents filed with the SEC by Willis and Towers Watson through the website maintained by the SEC at www.SEC.gov, or by visiting the investor relations sections of Willis's or Towers Watson's websites at www.willis.com or www.towerswatson.com. Regarding forward-looking statements, this document contains forward-looking statements that involve a number of risks and uncertainties. Statements that are not historical facts, including statements regarding expectations, hopes, intentions, or strategies regarding the future are forward-looking statements. Forward-looking statements are based on Willis or Towers Watson's management's beliefs, as well as assumptions made by and information currently available to them. Because such statements are based on expectations as to future financial and operating results and are not statements of fact, actual results may differ materially from those projected. Willis and Towers Watson undertake no obligation to update any forward-looking statements, whether as a result of new information, future events, or otherwise. The risks and uncertainties which forward-looking statements are subject to include, but are not limited to, the ability to consummate the proposed transaction, the ability to obtain regulatory and shareholder approvals, and the satisfaction of other conditions to the consummation of the proposed transaction on the proposed terms and schedule, the ability of Willis and Towers Watson to successfully integrate their respective operations and employees, and realize synergies and cost savings at the times and to the extent anticipated, the potential impact of the announcement or consummation of the proposed transaction or relationships, including with employees, suppliers, customers, and competitors, changes in general economic business and political conditions, including changes in the financial markets, significant competition that Willis and Towers Watson face, compliance with extensive government regulation, the combined companies' ability to make acquisitions and its ability to integrate or manage such acquired businesses, and other risks detailed in the statement regarding forward looking information, risk factors, and other sections of Willis' and Towers Watson's Form 10-K and other filings with SEC. Now I will turn the call over to John Haley, Chairman and CEO of Towers Watson. John Haley - Towers Watson - Chairman and CEO Thank you, Peter. Good morning, everyone, and good afternoon. Thank you for joining us on short notice to discuss the exciting announcement that Towers Watson and Willis Group will combine in a merger of equals to create Willis Towers Watson, a leading global advisory, broking and solutions firm. I'm John Haley, Chairman and CEO of Towers Watson, and I am here together with Dominic Casserley, the CEO of Willis. Dominic Casserley - Willis Group Holdings Limited - CEO Good morning and good afternoon to everyone. John Haley - Towers Watson - Chairman and CEO Also on the line with us today are the CFOs of both companies, Roger Millay and John Greene. Both will be available to answer your questions. You will have seen the release we put out this morning announcing the signing of a definitive merger agreement under which Towers Watson and Willis will combine in an all stock merger of equals transaction. Over the next hour, Dominic and I will take you through why we think this is a perfect natural fit, how the transaction will proceed, and what the opportunity for the combined firm is and what it will look like. Then we will be happy to take your questions. 3 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

JUNE 30, 2015 / 12:00PM, WSH - Willis Group Holdings PLC and Towers Watson Announce Merger to Create Leading Global Advisory, Broking and Solutions Firm Conference Call So turning to slide 7, I've had the privilege of working for Towers Watson or one of its predecessors for nearly four decades. In that time, I have been an active participant in its growth and transformation into the leading client-focused HR and in risk advisory and solutions business that it is today. Today's announcement is the exciting next step in this evolution. The merger of Willis and Towers Watson is a tremendous combination of two highly compatible companies. We have complementary strategic priorities, products and service offerings, and geographies, to deliver significant value to both sets of shareholders. Both companies are client-first organizations, and this combination enables us to better serve current and future clients. It also provides growth opportunities for our people by creating a powerful, integrated global platform with offerings across the advisory, broking, special capabilities, and solutions spectrums. By offering a broader array of services to a larger global client base, we expect that this transaction will significantly accelerate profitable growth through increased client penetration across business segments in key fast-growing markets. There are also clear cost savings and efficiencies that we expect to achieve over the next three years. As Dominic will discuss later on, we are highly confident in our ability to deliver significant cost synergies. Now, let me ask Dominic to discuss what we believe to be the significant value to shareholders of this transaction. Dominic Casserley - Willis Group Holdings Limited - CEO This merger of equals will enable us to generate superior shareholder value by accelerating revenue, cash flow, EBITDA, and earnings growth. As slide 8 shows, there is a balanced set of drivers to support this value creation, with each company bringing benefit to the other. Starting with the left side, you can see the tangible revenue growth opportunities by geography, which we believe will be easily captured to increase the top line. Willis can help Towers Watson broaden its international reach through Willis's global footprint, expanding their reach by more than 80 countries. The broad global footprint will enhance Towers Watson's global health and group benefit solution and exchange platform. It will also leverage both companies' ability to serve multinational human capital and benefits clients, and allowing the combined Company to provide more multinational corporations with local market solutions. In North America, Willis will be able to rely upon Towers Watson's large company relationships to increase our penetration to more than $10 billion US large property and casualty corporate market. Towers Watson will be able to accelerate the growth of its one exchange offering to increased access to Willis' existing US middle-market distribution channels. Now on the right, you see the cost side of the story. As John mentioned earlier, we have identified significant cost synergies and efficiencies that are highly achievable. Specifically, we expect to fully realize $100 million to $125 million of cost synergies within three years of closing. We'll provide more detail later, but these synergies are incremental to current operational efficiency initiatives already underway at each organization. As we'll discuss more later, we have a well-defined integration road map to capitalize on these identified savings. Further, we will maintain our Irish domicile, which will enable us to achieve an effective tax rate in the mid-20% range for the combined entity. John Haley - Towers Watson - Chairman and CEO Moving on to slide 9 is a broad overview of the transaction structure, including shareholder consideration and governance, both of which we'll describe in more detail in a moment. Before we do that though, I do want to note that we expect this transaction to close before the end of the year, subject to the votes of both sets of shareholders, as well as the usual regulatory approvals and customary closing conditions. 4 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

JUNE 30, 2015 / 12:00PM, WSH - Willis Group Holdings PLC and Towers Watson Announce Merger to Create Leading Global Advisory, Broking and Solutions Firm Conference Call On slide 10, this transaction is a true merger of equals, as demonstrated by the shareholder ownership of the combined entity and the agreed governance and organizational structure. The merger will provide Towers Watson shareholders with the opportunity to convert each Towers Watson share into one Willis share, post-split and also receive a one-time cash dividend of $4.87 per Towers Watson share. Subject to Willis shareholder approval, Willis will implement at the time of the merger a 2.6490 for one reverse stock split, so that each one Willis share will be converted into 0.3775 shares of the combined Company. Please note the merger is not conditioned on approval of the reverse stock split. On a fully diluted shares basis then, Willis shareholders will own approximately 50.1%, and Towers Watson shareholders will own approximately 49.9% of the combined Company post-closing. On slide 11, you can see the combined Company's operating committee. As a testament to the spirit of partnership between our organizations to date, we are pleased to have this structure already in place, with balanced representation from each Company, reflecting the truly cooperative nature of this merger and the high quality of the talent pool. I am honored to take on the role as CEO, and I will work closely with Dominic as President and Deputy CEO. Each of us will sit on the Board, which will consist of 12 directors total, six nominated by Willis and six by Towers Watson. In addition to shared management responsibilities of Willis and Towers Watson leadership, I also want to point out that this structure is tailored to ensure that we maintain a significant presence in major markets and businesses globally. The strength of the combined enterprise will enable us to retain and attract the highest caliber talent from around the world. Moving on to slide 12, recognizing that our respective sets of shareholders may not be familiar with either Towers Watson or Willis, we wanted to give a quick overview of both before turning our attention to the pro-forma entity. Towers Watson provides a variety of HR and risk-advisory services and solutions. Our client base includes many large multinational clients, and many of these relationships have spanned decades. I do want to draw particular attention to the exchange solutions segment, as it is a key element of this transaction for Towers Watson. We're one of the leading exchange providers in this rapidly growing market. We'll discuss this in more detail later in the presentation, but I'd like to make one point here. This merger will enhance our position in the fast growing middle-market exchange space. Dominic Casserley - Willis Group Holdings Limited - CEO Thank you, John. I am going to turn to slide 13. As for Willis, we are a leading advisory, broking, and human capital and benefits firm, organized in four business segments. We use our risk advisory, employee benefit consultancy, insurance and reinsurance expertise to develop tailored solutions helping our clients identify, mitigate, manage, and transfer risk. We have been growing our business through a clear strategy of organic growth, carefully targeted M&A, and operational improvement. We have operations in more than 120 countries and rising, with a fabulous client base around the world, including international corporates, insurance companies, and a broad base of middle-market clients. On slide 14, you see in one visual the powerful platform for global growth this merger is creating. It is a truly comprehensive offering covering advisory, broking, and solutions, with genuine global scale in each of benefits, re-and insurance brokerage and advisory, talent and rewards, risk and capital management, and exchange solutions. Taken together, this presents a broad set of services and solutions that we believe will have significant appeal for clients across segments and geographies. Slide 15 provides a snapshot of what this integrated global advisory, broking, and solutions firm looks like on a pro-forma basis. Looking at the left, you can see Willis Towers Watson will have approximately 39,000 employees in over 120 countries and pro-forma revenue of approximately $8.2 billion. Now Willis and Towers Watson use different non-GAAP EBITDA measures. We at Willis report underlying EBITDA, while Towers Watson reports adjusted. Add the two together for the 12 months ended December 31, 2014, and the combined Company's pro forma adjusted plus underlying EBITDA would be $1.7 billion. This includes our acquisitions of Miller and Gras Savoye, and full-year run rate contributions for our acquisitions of IFG, Max Matthiessen and Charles Monat, and of course, excludes any synergies from the combination we are discussing today. 5 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

JUNE 30, 2015 / 12:00PM, WSH - Willis Group Holdings PLC and Towers Watson Announce Merger to Create Leading Global Advisory, Broking and Solutions Firm Conference Call On the right side, you can see how this merger enhances both our business and geographic mix, better diversifying our businesses and creating greater geographic reach. John Haley - Towers Watson - Chairman and CEO As we mentioned earlier in the call, this merger creates some unique and very real opportunities to accelerate incremental revenue growth. Let's turn to slide 16. We see numerous ways that we can enhance our growth profile by using Willis' distribution network and superb broking and risk advisory capabilities to deliver a more robust set of analytics and product solutions across a broader base. At Towers Watson, we are very excited that this merger will allow us to leverage Willis' distribution network to accelerate the growth of one exchange in the middle market, and Dominic will speak to that directly. We have also been clear that expanding into large cap P&C is a strategic priority for us. We will leverage our strong existing relationships with over 800 Fortune 1000 companies to introduce Willis' product suite. Further, our clients' decision to enter a new market is made much easier when you have access to on-the-ground local knowledge and expertise. Given the expanded international presence of the combined Company, we will have a unique opportunity to serve more multinationals around the world across more lines of business. Willis' global footprint is a great platform to help Towers Watson expand internationally, and the combined Company will be able to deliver more comprehensive local market solutions to a greater number of multinational companies. Dominic, do you want to speak to the exchange solutions platform? Dominic Casserley - Willis Group Holdings Limited - CEO Absolutely, and that's covered on slide 17. I cannot underscore how exciting this proposition is; it is very important to us. Many of you may not realize that Willis is already one of Towers Watson's strongest channel partners for the health exchange. Towers Watson has a leading private health insurance platform, OneExchange, which has rapidly grown to serve more than 1 million members in the United States. Many independent analysts believe that this is just the start, and that the business is at an inflection point, with the total market likely to grow significantly within five to seven years. As much of the early adoption is expected to come from the middle market, Willis' established position as a US leading middle-market franchise presents tremendous growth potential for Towers Watson's OneExchange platform, helping the combined Company reach Towers Watson's stand-alone goal of achieving a 25% share of the total exchange market. Additionally, we will continue to focus on channel partners distribution to enhance the direct-to-market offering of the combined Company. Now let's turn to slide 18. In addition to the substantial revenue-generating potential of the combined Company, we expect to boost EBITDA and earnings growth through the realization of $100 million to $125 million in run-rate cost savings and efficiencies within three years after the transaction closes, with a total expected one-time cost to achieve these synergies approximately 1.25 times annual savings. This is in addition to the tax efficiencies derived from Willis' Irish domicile. We expect the tax rate to set in the mid 20% range within two years. I will turn it to John to discuss how we are preparing to capitalize on these synergies and realize the full benefits of this combination through our methodical approach to integration on slide 19. 6 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

JUNE 30, 2015 / 12:00PM, WSH - Willis Group Holdings PLC and Towers Watson Announce Merger to Create Leading Global Advisory, Broking and Solutions Firm Conference Call John Haley - Towers Watson - Chairman and CEO Thank you, Dominic. Slide 19 illustrates our road map to a successful integration. Both Towers Watson and Willis have completed a range of transactions, from smaller bolt-ons to the transformative Towers Perrin/ Watson Wyatt merger that formed Towers Watson in 2010. And collectively, we have extensive integration experience. We have established a joint integration team, which will be overseen by Dominic and Gene Wickes, the Global Leader of the Benefits Segment for Towers Watson, who was integral in integrating Towers Perrin and Watson Wyatt. We will tailor a well-defined integration process to the specifics of this merger so that we are able to achieve the best combination of talent and practices. Recognizing that our talent is our most important asset, we will of course ensure that our associates are kept informed of the progress we are making and both companies are committed to maintaining an unwavering focus on taking care of our respective clients during this intervening period. And because our organizations share a client-first mentality and a focus on providing services and solutions that consistently exceed clients' expectations, we are confident associates across both organizations will enjoy increased development opportunities as part of a stronger and more global growth Company. Dominic Casserley - Willis Group Holdings Limited - CEO So let me take you to the last slide, slide 20. As you can see, both John and I believe that this is a unique opportunity to allow shareholders of both companies to participate in the value creation potential of this exciting new platform for accelerated global growth. We look forward to bringing these two companies together over the coming months and to realizing the growth potential of the combined Company for benefit of our shareholders, associates, and clients. With that, we are happy to take your questions. Over to the operator. QUESTIONS AND ANSWERS Operator Thank you. (Operator Instructions) Our first question comes from the line of Sarah DeWitt from JPMorgan. Your line is open. Sarah DeWitt - JPMorgan - Analyst Hi. Good morning. First, I was wondering if you could talk about the expected earnings accretion from the merger? And then secondly, on the price, it seems to be implying a price for Towers Watson about $125 below the current stock price. If you can talk about how you came up with that value. John Haley - Towers Watson - Chairman and CEO Dominic, do you want to address the accretion, or do you want Roger or John to talk about that? Dominic Casserley - Willis Group Holdings Limited - CEO I think this is a Roger/John opportunity. Which of you would like to go first? 7 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

JUNE 30, 2015 / 12:00PM, WSH - Willis Group Holdings PLC and Towers Watson Announce Merger to Create Leading Global Advisory, Broking and Solutions Firm Conference Call Roger Millay - Towers Watson - CFO Maybe I will make the first comment. This is Roger. First, the way we looked at accretion overall was really that this is not an acquisition. So it will be accretive for both players coming into the new Company and achieving accretion through the strategic revenue enhancement and cost benefits that John and Dominic talked about. John Greene - Willis Group Holdings Limited - CFO I would just add one other piece on the accretive nature of the deal. Certainly the revenue and cost synergy is identified, but that mid 20%s tax rate is certainly a benefit for the combined organization. If you take a look at Willis' tax rate, about 25%; the Tower's rate is higher. We expect to bring the total tax rate into about the range that the Willis rate is at, which will certainly create both P&L and a cash benefit. John Haley - Towers Watson - Chairman and CEO Okay, and then let me just address the issue of the finances of the deal, or the actual details of that. If you look back to the market capitalizations of both Towers Watson and Willis and you look back over the last year-and-a-half or so, say back to the beginning of 2014, you will see that for most of that time, the two of them are locked very closely together. There is a period in the middle of 2014 where Willis opens up a bit of a gap above Towers Watson. In the more recent month or so, Towers Watson has opened up a bit of a gap between Willis. Frankly, when we were looking at this deal, we were trying to approach this on a long-term basis as to what we thought the values were of bringing these two firms together and taking this long-term strategic view and not actually focusing on a particular short-term measure of what happened. When we first started our discussions at the beginning of April, throughout April, the market caps of the two companies were again, very, very close to one another. We had our discussions about setting the exchange ratio during May. At the end of May, if we took a 60-month moving average of the two companies' market caps and we adjusted for the dividend of $4.87 that we had there, that's how we came to the 50.1%, 49.9% split. This is deal that we believe was struck on a market-value basis. It wasn't done on a spot price at a single day, but it was done on a two-month moving average. We think that was an appropriate way to do it. Did I say 60-month moving average? I meant 60-day moving average. Thank you very much. 60 months would be a long time. Operator Thank you. Our next question comes from line of Josh Shanker from Deutsche Bank. Your line is open. Josh Shanker - Deutsche Bank - Analyst Good morning, everyone. I am wondering if you can talk a little about the profits. You said you started this in April. Why now --if you look [AN] in March, you could argue that Willis Towers Watson is going to become a Company more like those companies with a large broking arm and a large health and welfare benefits arm together. Perhaps this makes sense. Why today verses a year ago? What brought you together? 8 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

JUNE 30, 2015 / 12:00PM, WSH - Willis Group Holdings PLC and Towers Watson Announce Merger to Create Leading Global Advisory, Broking and Solutions Firm Conference Call Dominic Casserley - Willis Group Holdings Limited - CEO I would like to have a go at that. So as you know we talked about, Willis had a partnership with Towers Watson around the distribution of the one exchange platform in the exchanges market, and therefore, John and I were sitting down to talk about that relationship and how it is was developing. And as we advanced those conversations, they started to broaden and led to the conversations which have led to the announcement this morning. As to --so the timing was all around we had a working relationship already. We had confidence in each other as a result, and that was the basis for the discussion. As to comparisons with any other companies, I don't want to go there. What I want to tell you is the following: we are very determined to develop an integrated Company without divisions or silos. We will be working very hard on the integration to make sure that we build value-added bridges between the companies to increase revenue growth and to manage expenses on a balanced way. We are very much thinking of this as an integrate combined organization very much focused on a merger of equals and balance, and that's the way we are moving forward, and that's our approach. Josh Shanker - Deutsche Bank - Analyst And Dominic, I have asked you about this in the past, but obviously the last quarter has seen a number of departures from Willis that have been some high profile. Were any of these people who were leaving privy to the negotiations going on that could have influenced their decisions? Or are these people who were all outside of the bubble of the Towers Watson Willis negotiation? Dominic Casserley - Willis Group Holdings Limited - CEO The only person who was privy was Steve Hearn; he was fully privy to what was going on. If you would ask him, he would tell you the following: highly supportive of this transaction, thinks it's an excellent thing for Willis to be doing. His issues were personal career decisions. Josh Shanker - Deutsche Bank - Analyst Thank you very much for the answers. Operator Thank you. Our next question comes from Tobey Summer from SunTrust Robinson. Your line is open. Tobey Summer - SunTrust Robinson Humphrey - Analyst Thank you. I had a specific question about the exchange business. I understand how you will be able to facilitate tighter sales by combining Willis' customer set with Towers, et cetera. But for those partners, particularly of liaison in the middle market that are outside of Willis, how do you see managing potential channel conflict now that you are going to be part of such a large broking firm? Thank you. John Haley - Towers Watson - Chairman and CEO Yes, so I think right now with our channel partners, of course, Towers Watson was already selling into the middle market, and then we had a number of channel partners that we offered this white-label service to. They are able to take their own unique approach to a market and blend it with the white-label services; that's what we had been doing with Willis. 9 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

JUNE 30, 2015 / 12:00PM, WSH - Willis Group Holdings PLC and Towers Watson Announce Merger to Create Leading Global Advisory, Broking and Solutions Firm Conference Call We expect to be able to continue to offer the same kind of services, the same kind of advantages to those people after we complete this transaction than we did before. It's true that with Willis being involved, with Willis and Towers Watson being together, perhaps our own proposition will be a little bit stronger. But we still think we will have the most compelling offering for those channel partners; there is really no place else that will offer them quite the services we will. Tobey Summer - SunTrust Robinson Humphrey - Analyst Then just two numbers questions. What is the actual tax savings for the combined entity? I understand where the rate will be, but maybe just in terms of dollars, what will be saved by the Irish domicile? And if you could comment about the cost synergies, $100 million to $125 million on a base of $8 billion in revenue, that seems a little bit low. Maybe to the extent you could comment, that would be helpful. Thank you. John Haley - Towers Watson - Chairman and CEO Okay. I think let me take maybe the second part of that first, and then --so on the savings, they probably are a little bit low. I think when we thought about the savings for this, we wanted to make sure that we had savings that we were absolutely certain we could deliver. We also wanted to make sure that we didn't put ourselves in a box where we were trying to do things that would be detrimental on the ongoing firm. These are savings that we think are locked in. If we can get more and that's appropriate for the new Firm, we'll certainly do that. But we wanted to be on the safe side there. On the tax issue, I am not sure that we are really prepared to say much more other than what the tax rate is. I think to do anything about taxes on an ongoing basis probably requires a great deal of analysis and planning. Roger, do we have that right? Roger Millay - Towers Watson - CFO Yes, I think that's right. I'd just point out the reference point that Towers Watson's tax rate is running around 34%, and we have given the rate of 25%. So that gives a good reference point, I think. Tobey Summer - SunTrust Robinson Humphrey - Analyst Thank you. Operator Thank you. Our next question comes from Dave Styblo from Jefferies. Your line is open. Dave Styblo - Jefferies & Co. - Analyst Sure. Good morning. Thank you for taking the questions. Just maybe to start out, on the tax rate, I know you said you didn't want to get too specific about that. But if you are looking at a 25% tax rate now for Towers, that seems to add close to $1 of earnings. Is there then any trade off of a higher tax rate or an offset that would come from Willis to offset that? 10 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

JUNE 30, 2015 / 12:00PM, WSH - Willis Group Holdings PLC and Towers Watson Announce Merger to Create Leading Global Advisory, Broking and Solutions Firm Conference Call John Greene - Willis Group Holdings Limited - CFO This is John Greene. No, there is no impact to the Willis rate. So this will --the transaction, when it comes together, will allow the combined entity to enjoy Willis' tax structure and tax benefits going forward. Dave Styblo - Jefferies & Co. - Analyst Okay. So maybe that $0.90 or $1 at least from where Towers was is a reasonable number to think about then. John Haley - Towers Watson - Chairman and CEO It's not a bad number, Dave. Dave Styblo - Jefferies & Co. - Analyst Okay. Then just taking a step back, John, I know you've talked about your organic growth and being in the 3% to 5%-ish range. And as you looked out across businesses, I think you guys used to be in the brokerage business and exited that, and maybe that was on the last of the items when you combined previously to go after. What is it now about the brokerage business that excites you and gets you back into it? And is it, more importantly, does it really change the overall organic growth of what the core Towers business was doing, excluding exchanges, which was maybe in that 3% to 5% range. Should we expect something stronger than that as we go forward now that you've got additional revenue synergies from at least the core legacy Towers side of business? John Haley - Towers Watson - Chairman and CEO Yes, so a number of things included there. Let me start out by saying I think we were targeting a growth rate for Towers Watson, including the exchanges, of more in the 5% to 6% range. And we were focused on getting to that --what we call a sustainable growth rate and felt that we were on the right path to get there. In fact, we have been running at that level in recent quarters for sure. When we look at the divestiture of the reinsurance business a few years ago, that was something that --we undertook that because we said if we are going to be in this business, we needed to be in it in a seriously big way to be able to compete with the people who really know this business, who have the skill to be successful at it. We felt with the operation we had then, we didn't have that. So the divestiture was really a recognition that people like Willis brought scale, brought management capability that we just didn't have. When we got rid of it, one of the things that we agonized about was the fact that there were a lot of synergies between that and some of the businesses that we do in our risk and financial services. So I think we are delighted by this merger, because what it does is it reestablishes some of the synergies and it does it with somebody who brings a world-class reinsurance business. Dave Styblo - Jefferies & Co. - Analyst That's helpful. Thank you. Operator Thank you. Our next question comes from Shlomo Rosenbaum with Stifel. Your line is open. 11 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

JUNE 30, 2015 / 12:00PM, WSH - Willis Group Holdings PLC and Towers Watson Announce Merger to Create Leading Global Advisory, Broking and Solutions Firm Conference Call Shlomo Rosenbaum - Stifel Nicolaus - Analyst Hi, good morning. Thank you very much for taking my questions this morning. Hey John, I have known you for a long time, and you have a history of making acquisitions on Towers Watson that are bold and initially are not appreciated by the market, and then subsequently, are really appreciated by the market. What investors are looking at today is you're basically a stock price that's trading about a 137; Towers Watson for 125 of Willis, including the dividend. What are we going to see in two to three years that in your mind, is going to make the investors view this similar to what they did when you bought Towers Perrin and when you bought the initial exchange business? John Haley - Towers Watson - Chairman and CEO Yes. So I think I am not sure I necessarily would have come to the same numbers you did on the share price, but that's okay. We can talk about that offline, Shlomo, I think. But here is what I would say about this. As I mentioned earlier, we weren't focused on what the spot price was on a particular day, but we were looking at the long-term strategic benefits of this. And the kind of things we talked about, the acceleration of the growth, the middle market is the most important market right now in the healthcare --in the exchange market in the US. We think that this gives us terrific capabilities there. We think that the large P&C market that Dominic mentioned in the US is also very helpful. The kind of work --you know one of the innovations we have been talking about is this global health business, and to do that, we needed to establish brokerage operations in many countries around the world. This deal will immediately add over 80 countries to our network. It will accelerate the development of that offering and it will lessen execution risk. When I look at this, I think of some of these revenue synergies that we have here, and frankly, although, as you know, I felt very positive about the Towers Watson merger at the time, I actually feel more positive about this merger than I did about that one. Shlomo Rosenbaum - Stifel Nicolaus - Analyst So do you have a way to give us maybe something that you have in your mind a little bit quantifiable about where the growth rate could go from the combined business? In other words, you had your --the 5% to 6%, and Towers Watson was doing pretty well. How would this enhance the existing Towers Watson? Does that move it up 1 point, 2 points? Is there some way for us to think about it in terms of putting pen to paper? John Haley - Towers Watson - Chairman and CEO I don't think we are in a position to do that at the moment, Shlomo. There will be a time when we'll be able to come to you with that. But frankly, we just don't have that level of detail yet. Shlomo Rosenbaum - Stifel Nicolaus - Analyst Then just finally, the basis of the EBITDA for the two companies is different. Is the $1.7 billion a true addition where when we finally get the numbers and we put them on an apples-to-apples basis, is that what the EBITDA of the Company is going to be, pre the synergies? 12 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

JUNE 30, 2015 / 12:00PM, WSH - Willis Group Holdings PLC and Towers Watson Announce Merger to Create Leading Global Advisory, Broking and Solutions Firm Conference Call John Haley - Towers Watson - Chairman and CEO That seems to me like a great question for Roger Millay and John Greene. Maybe I will ask them to comment on that. Roger Millay - Towers Watson - CFO It may take both of us, given that as in the remarks, Dominic noted that we have different ways of getting there. But I think that --and we haven't determined this yet, but I think it's fair to say given what --the approach that both of the companies had and the integration impacts that we will have an adjusted on underlying, we haven't determined what we would call it yet. But we will have a metric like that is determined in the same spirit that each Company has come to, either the underlying or adjusted metrics. That is to show investors what the true underlying run rate of that profitability measure is and taking out nonrecurring or one-time items. As you know, Shlomo, we didn't have much in the Towers Watson side at this point. But when you go back to the merger of Watson Wyatt and Towers Perrin, we did adjust out all of the integration costs. John Greene, you want to add something to that? John Greene - Willis Group Holdings Limited - CFO Roger, well put. The only thing I would add to that, Roger, is that for Willis, the adjusted EBITDA moves out the restructuring charges related to the operational improvement program. So as Roger said, there will be certain charges related to bringing these two organizations together, which will certainly be adjusted out of that figure. But the ultimate name that we call it, whether it's underlying or adjusted, will be communicated in a consistent way and measured in a consistent way going forward. [MULTIPLE SPEAKERS] Roger Millay - Towers Watson - CFO I am sorry for talking over you. The other thing we ought to note there is that this also is pro forma for the acquisition activity, particularly Gras Savoye that Willis is engaged in. So depending on the timing date and the relative closing timings and everything, it is adjusted for that. Shlomo Rosenbaum - Stifel Nicolaus - Analyst So is it fair for us, when we are modeling, to try and get towards that $1.7 billion as a true --I understand you are going to --there are certain costs for acquisition and integration activities. And I assume that the 1.25 times the $100 million to $125 million, you're probably going to pro forma that as well. I'm saying, just looking at them, if you could add them both together, is it really fair to call this a $1.7 billion EBITDA Company? Roger Millay - Towers Watson - CFO I would say for now that's why we provided that number, that we think it is a fair measure. Obviously, we are going to be filing a pro forma in a registration statement and there may be an evolution somewhat of the way we look at some underlying specifics. But that's what we believe the appropriate measure from projecting the profitability of two companies, that's the appropriate measure for now. Shlomo Rosenbaum - Stifel Nicolaus - Analyst Okay. Thank you very much. 13 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

JUNE 30, 2015 / 12:00PM, WSH - Willis Group Holdings PLC and Towers Watson Announce Merger to Create Leading Global Advisory, Broking and Solutions Firm Conference Call Operator Our next question comes from Jay Gelb from Barclays. Your line is open. Jay Gelb - Barclays Capital - Analyst Thank you. Dominic, can you give some perspective --I am sure it will be in the proxy, but can you give us some perspective on how you approached your strategic review? I was just looking back at your bio, and you have been at Willis as CEO now for less than three years. So I am wondering what brought it to this point to pursue a merger of equals? Dominic Casserley - Willis Group Holdings Limited - CEO So this is not a sudden event. From a Willis perspective, we have been looking --when I first came in, as you can imagine, the Board asked me to do a broad strategic review of the Company and its future potential. That led to some of the moves you saw us make in that time period to continue to build out our benefits platform. At that time we identified longer-term options around companies which might be interesting to talk to. Obviously, Towers Watson was one of those high on the list. So there was a long-term background and dialogue with the Board around the benefits opportunity, the opportunity to work with major benefits organization. And so when John and I started to have our conversations, this was not a new idea to our Board. And as they advanced, the timing felt right. That's the background from our perspective. Jay Gelb - Barclays Capital - Analyst Dominic, will you have a contract at the new Organization? Dominic Casserley - Willis Group Holdings Limited - CEO I will. Jay Gelb - Barclays Capital - Analyst What's the duration on that? Dominic Casserley - Willis Group Holdings Limited - CEO You will see it will be filed with the filing. You will see the contract then. Jay Gelb - Barclays Capital - Analyst Okay. I just wanted to follow up as well on the revenue synergies. Was that quantified? 14 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

JUNE 30, 2015 / 12:00PM, WSH - Willis Group Holdings PLC and Towers Watson Announce Merger to Create Leading Global Advisory, Broking and Solutions Firm Conference Call Dominic Casserley - Willis Group Holdings Limited - CEO The overall revenue synergies? No, we gave no quantification of that overall. I think we can say that John and I believe that the value of the revenue synergies, in terms of a value number around them, is a very exciting number which we think if we can play it out fully will be in the realm of what we see the cost and tax synergy opportunity to be. So we think the revenue opportunities are very important to the value creation here. Jay Gelb - Barclays Capital - Analyst Okay, and then finally, how will Willis protect its insurance brokerage business? In times of transition, that can be an opportunity for competing insurance brokers to target clients. How does Willis intend to protect its business? Dominic Casserley - Willis Group Holdings Limited - CEO Well, I think this is a straightforward and direct proposition here. We believe this creates the opportunity for us to enhance property and casualty, if you like advisory and brokerage activities, both in the primary market and in the reinsurance market. We believe it will enhance our client propositions. As you know, we are positioned as the analytical broker and have been investing heavily both in the primary market of brokerage and in the reinsurance market brokerage in analytical capabilities as [possibly] risk management and broking offering. The combination with Towers Watson, with their analytical capabilities, both actuarial capabilities and their understanding of the insurance industry enables us to advance both those analytical offerings, offerings in the corporate market and in the reinsurance market. We believe the proposition to clients will only be enhanced and accelerated in its enhancement through this combination. From a talent point of view, that's the proposition to talent too, that this is a way to actually expand and improve our client service, make us a stronger Company, and obviously, creates exciting career opportunities for a number of our people. So we actually think this is very positive for both our clients and our people involved in our core broking activities. Jay Gelb - Barclays Capital - Analyst Thank you. Operator Our next question comes from Dan Farrell from Piper Jaffray. Your line is open. Dan Farrell - Piper Jaffray & Co. - Analyst Hi and good morning. Just a question regarding all of the expense initiatives that are now taking place across the Organization. You obviously had separate restructuring initiatives at Willis; Towers was doing some of their stuff as well, and once familiar with it, then you've got the additional deal merger cost saves. I am wondering how much you think in total now can fall to the bottom line? Is there need for less reinvestment into the business? Or is there need for maybe some more reinvestment into the business because of all the opportunities that this combination might be generating over time? 15 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

JUNE 30, 2015 / 12:00PM, WSH - Willis Group Holdings PLC and Towers Watson Announce Merger to Create Leading Global Advisory, Broking and Solutions Firm Conference Call Dominic Casserley - Willis Group Holdings Limited - CEO We continue to believe that, as we said in our operational improvement program as it applies to Willis, that the majority of the savings will drop to the bottom line. We are committed to continuing that program. As you know, those of you who follow Willis know that we will be giving an update on that program with our second-quarter earnings, and we look forward to doing that with you. Obviously, we believe that the savings announced here as part of this merger will be additive to those opportunities and the steps that Towers Watson continues to make to improve its operations. When we think about reinvestment I think in the business, a lot of the things we are talking about here involve coordination and working together but not huge investment. If we think about helping us, Willis expand in the large corporate market in North America in property and casualty, it will require some coordination of how we work together, and it will require continued investment as we had planned in that business. But I don't see huge capital expenditures as a result. I think if we talk about the exchange opportunity, there will be some coordination, maybe some retooling and retraining of some of our people. But I don't think we see major investment requirements in the one exchange platform, over and above what you had already planned, John. John Haley - Towers Watson - Chairman and CEO I think that's right Dominic. I don't think we need large investments to achieve the revenue synergies we are talking about here. Of course, for both Willis and Towers Watson, we are both organizations that have been wanting to invest in innovation. I think one of the reasons, as we talk to our people about why we are focusing on making sure the costs are at the lowest possible level, it is to make sure that we can continue to reward all of our stakeholders, both our shareholders and their people, and also continue to invest in innovation that's going to build the Company of the future. Dan Farrell - Piper Jaffray & Co. - Analyst Thank you. Then just a follow-up on when you are talking about revenue synergies. Are there aspects of the business where you feel there could be risk to lose revenue, but the opportunities to gain are far offsetting? Is that how you are thinking about it? Maybe you could just talk a little bit more about that, where you think potential risks might be and where some of the best opportunities are? Dominic Casserley - Willis Group Holdings Limited - CEO Well, when I think about Willis business going in to start with, I don't think we see any risks to our revenue base. We see lots of opportunities, as I've described, to augment what we do, to grow what we do, to add to what we do. We don't believe that any of our client bases or any of the product suites and service suites we have is going to come under threat because of this, quite the opposite. John Haley - Towers Watson - Chairman and CEO I think the one area --people have asked earlier about the --our broker channel. And as we have described, we believe that we still have quite a compelling value proposition for our broker channel, and it still offers the same advantages if we do this transaction than if it didn't. But just to be prudent, we have thought about what would happen if we did have some attrition there, and we think this is still a compelling proposition. Dan Farrell - Piper Jaffray & Co. - Analyst Okay. Great. Thank you very much. 16 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

JUNE 30, 2015 / 12:00PM, WSH - Willis Group Holdings PLC and Towers Watson Announce Merger to Create Leading Global Advisory, Broking and Solutions Firm Conference Call Operator Our next question comes from Cliff Gallant from Nomura. Your line is open. Cliff Gallant - Nomura Securities International - Analyst Thank you. Yes, it's going to the topic a lot of people have mentioned in terms of revenues. Is there --what are the areas of overlap between the two companies that might cause revenue dislocation? John Haley - Towers Watson - Chairman and CEO So I think as Dominic just said, we actually don't think that's an issue generally. If you look at it, we have four lines of business that we had on the organizational chart. Two of the lines of business are what I might call just pure moves from the predecessor Company into the other. So if you look at the exchange line of business, that's coming from Towers Watson and that's going to be the same. If you look at the property and casualty line of business, that's coming from what Willis does there now and that's not changing. The two areas where there is some overlap are the benefits and the human capital line of business, which includes the benefits and the talent and rewards; not much overlap in the talent and rewards. Within the benefits, we offer a lot of the same services, not much overlap though in terms of the market segments that we tend to offer there. We don't think that's, in general, an issue. In the capital and risk and reinsurance area, that's a combination of some of our --of the old risk and financial services segment from Towers Watson, and then it is a combination of the reinsurance brokerage business and the capital markets business from Willis. There is a little bit of overlap as to how some of those things work, but frankly, we see that as enhancing the ability of the analytical broker. And we don't see any issues really around bringing those two together. Cliff Gallant - Nomura Securities International - Analyst Okay. Actually I had a couple of small quick follow-up questions. One, is there a break-up fee? Two, is there a --can you clarify what shareholder approvals are needed? Do the Willis shareholders need to approve the combination? And then three, are there any expected charges that will be taken to achieve the expense synergies? Dominic Casserley - Willis Group Holdings Limited - CEO I'll have a go in reverse order. We said that to the expense synergies, we are estimating one-time charges of 1.25 times the annual savings. Both sets of shareholders have to vote with a 50% vote for the transaction to go through, and we will lay out in the merger filing, the proxy filing the break-up fee. Cliff Gallant - Nomura Securities International - Analyst Thank you. John Haley - Towers Watson - Chairman and CEO Dominic, maybe just one additional clarification. It is a 50% vote for --threshold for both sets of shareholders, but it is 50% of the outstanding shares for Towers Watson and it's 50% of the shares actually voted for Willis. 17 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

JUNE 30, 2015 / 12:00PM, WSH - Willis Group Holdings PLC and Towers Watson Announce Merger to Create Leading Global Advisory, Broking and Solutions Firm Conference Call Cliff Gallant - Nomura Securities International - Analyst Okay. Thank you. Operator Our next question comes from Paul Ginocchio from Deutsche Bank. Your line is open. Paul Ginocchio - Deutsche Bank - Analyst Hey John. It's Paul Ginocchio. Just asking about the exchange business, I know that was your number-one growth avenue, and it seems like you are diluting opportunity with this deal. I recognize you're going to help penetrate the middle market but --with the Willis acquisition. But still, when it comes to the combined Company, exchanges do get diluted. And I am just wondering why you would want to dilute your number-one growth avenue? Thank you. John Haley - Towers Watson - Chairman and CEO I think, Paul, if we actually were to follow that logic to the extreme, of course, we would sell everything except for the exchange business and we would be a much smaller Company but maybe have a higher growth profile. We think that bringing these two businesses together creates a stronger, more comprehensive set of offerings. And we think actually, as I said, we think it doesn't just make the exchange a smaller part of a bigger business; we think it makes it a more powerful part of a bigger business. Paul Ginocchio - Deutsche Bank - Analyst Okay. John, you had said earlier about you wouldn't have done that math. Can you talk about what you think the value you received for your shareholders? You had mentioned the 125 you didn't think was the right math. Could you talk us through the math you were thinking? Thank you. John Haley - Towers Watson - Chairman and CEO Yes, I think maybe we can just take that offline instead of trying to go through all that here. I did mention how we got to the general thing. This was a market-value-based deal that we struck based on the end-of-May results and the fact that things have moved a little bit since then. We always knew they could move one way or another, and so that doesn't particularly surprise us. Maybe we could take that offline and come to a calculation on that. Paul Ginocchio - Deutsche Bank - Analyst Thank you. Operator Our next question comes from Meyer Shields from KBW. Your line is open. 18 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

JUNE 30, 2015 / 12:00PM, WSH - Willis Group Holdings PLC and Towers Watson Announce Merger to Create Leading Global Advisory, Broking and Solutions Firm Conference Call Meyer Shields - Keefe, Bruyette & Woods, Inc. - Analyst Great, thank you. Good morning. Dominic, one quick question. I think overall, the strategic rationale makes a lot of sense. The one area where I'm kind of concerned is in the planned penetration of the domestic large global corporate clients. We've see (inaudible) Willis try and penetrate that a decade ago when the incumbent broker was a lot more distressed than it is right now. I was hoping you could talk through looking through confidence that generally sticky market actually offers real opportunity. Dominic Casserley - Willis Group Holdings Limited - CEO That's a very clear story, and it's a story which is first independent of this transaction and then augmented by the merger with Towers Watson. So the evidence is the following. We were in a similar position in the reinsurance market in North America a decade ago, and were able to show how despite the two very strong incumbents in that market, we have been able to grow our market share in the reinsurance market year after year in North America through the analytical and marketing approaches we have. We do have a significant large corporate P&C business in North America; it generates over $350 million of revenue already, so we have an established platform there. We believe that all our offerings of the analytical broker, the industry approach we have, and our global track record enables us to build share. We are seeing traction already. We have put in place a new leadership team, hired some very significant people to help drive that. This is importantly however, not a de novo start. As I said, it's a big business for us already in North America. We are just seeing quarter by quarter us building our position, winning very impressive names in the marketplace in RFD bids or as relationships roll over. Now then I add to that story the Towers Watson capabilities, their relationships, their very broad relationships and deep relationships with that client base, and taking a very conservative view of how many of those could lead to attractive conversations with those clients about opportunities for us to serve them on the P&C side. We just see that as an accelerant of a story that is already underway. We have a big base already. We are seeing progress by ourselves, and we think with Towers Watson's help we will grow even faster. Meyer Shields - Keefe, Bruyette & Woods, Inc. - Analyst Okay. Thank you very much. Operator Our next question comes from Kai Pan from Morgan Stanley. Your line is open. Kai Pan - Morgan Stanley - Analyst Thank you and good morning. First question is for Dominic. Dominic, Willis is actually a multi-year operating improvement program target in saving $300 million annually. I just wonder your thought process, why you're seeking a merger partner right now rather than waiting out a couple years when you realize this synergy and get a better margin and property evaluation even better than now. And as far as for the merger part, it looks like it's a bilateral negotiation. I just wonder have you guys engaged in any third parties? 19 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

JUNE 30, 2015 / 12:00PM, WSH - Willis Group Holdings PLC and Towers Watson Announce Merger to Create Leading Global Advisory, Broking and Solutions Firm Conference Call Dominic Casserley - Willis Group Holdings Limited - CEO Sorry. What do you mean by third parties in the second part of your question? Kai Pan - Morgan Stanley - Analyst Have you thought about like looking for other merger partners? Dominic Casserley - Willis Group Holdings Limited - CEO Oh, this is related to Willis? Kai Pan - Morgan Stanley - Analyst Yes. Dominic Casserley - Willis Group Holdings Limited - CEO So let me go through --we went through very carefully thinking about where we wanted to take the Company, what our organic strategy was. We believe that Towers Watson is the best answer to accelerate that organic strategy, the strategy we had by ourselves. So this is a very clear decision. As to the operational improvement program, why now? We think the market understands where that program is going; it has traction. And we know we will be updating the market, as I say, later in July. We believe the market can see where this is going. We think it was an attractive part of the discussion with Towers Watson, the impact it could have on cash flow going forward. We were very comfortable in engaging these conversations at this point. Kai Pan - Morgan Stanley - Analyst Are you open to any third parties, in terms of the combination? Dominic Casserley - Willis Group Holdings Limited - CEO No. Kai Pan - Morgan Stanley - Analyst Okay. Then the second question is about the potential, some closing issues. And what's your thoughts on potential antitrust issue and the IRS tax [reimbursements]? And also can you keep an update on the Stanford litigation from Willis part? Thank you. Dominic Casserley - Willis Group Holdings Limited - CEO Let me deal with Stanford first. We continue to think this is a baseless situation. We continue to fight it on all fronts and have great confidence in it. Obviously, we took Towers Watson through where we believe that case stands as part of due diligence, and I think they're comfortable and that's why we are where we are. That's was one part of your question. I am trying to think what the other two --20 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

JUNE 30, 2015 / 12:00PM, WSH - Willis Group Holdings PLC and Towers Watson Announce Merger to Create Leading Global Advisory, Broking and Solutions Firm Conference Call John Haley - Towers Watson - Chairman and CEO Regulatory approvals and tax --. Dominic Casserley - Willis Group Holdings Limited - CEO Okay, so the regulatory approvals, obviously, we are going to go through the normal regulatory processes. We have already alerted our key regulators as to the transaction, as you can imagine. At this point, we don't expect any regulatory issues, but one never knows. These are complementary businesses largely, as we said. Not we not huge overlaps and huge market share changes in any particular business really. But obviously the regulators will do what they do, but we are not expecting any problems. Maybe Roger or John would like to talk about the tax situation. John Greene - Willis Group Holdings Limited - CFO Roger, why don't I take this one? Roger Millay - Towers Watson - CFO Sure. John Greene - Willis Group Holdings Limited - CFO When we think about this transaction, we think about it as a merger of equals. And it's driven by business purpose, not from a tax planning standpoint but serving the customers. The advantage of the Irish domicile actually does create tax benefits, and we think the strategic rationale for the transaction stands forward and the tax benefits that are derived just happen to be a nice consequence of the transaction. So we don't see a lot of regulatory risk from a tax standpoint when we look at this deal. Kai Pan - Morgan Stanley - Analyst Thank you so much and good luck. John Greene - Willis Group Holdings Limited - CFO Thank you. Operator Our next question comes from Tim McHugh from William Blair. Your line is open. Tim McHugh - William Blair & Company - Analyst Yes, thank you. I just want to ask on --going back to the liaison or middle-market exchange business, how big was Willis as a customer base? I am trying to understand how much Willis represented versus the other channel partners. 21 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

JUNE 30, 2015 / 12:00PM, WSH - Willis Group Holdings PLC and Towers Watson Announce Merger to Create Leading Global Advisory, Broking and Solutions Firm Conference Call Then help us understand just strategically if liaison already had a partnership with Willis and Willis was already selling the liaison product, what changes with the transaction? I know obviously you could put a little more emphasis behind it, but is there anything more than to it than that? What gets added? John Haley - Towers Watson - Chairman and CEO So I think three things. First of all, I don't have the numbers right off the top of my head, but Willis was our largest channel partner. I think that probably gives you some --the insight you are looking for there. Second of all, what changes when we do this? Willis goes from having the white label to being a --we're all part of the same organization selling this. And I think when you are selling a product that is part of your same organization, I think you feel a greater ownership in it. I think you understand the value separately. I think we will probably have the opportunity to maybe offer some incentives to get those sales done in a different way than we were able to do in the past. I think those are some of the major things we would be focused on. Dominic Casserley - Willis Group Holdings Limited - CEO I think from the Willis perspective, when we looked at this, we also agreed that while we are making good headway with what we call the Willis advantage, which is our white-label version of the liaison offering, we do strongly believe, and this is our view from the Willis side, that we can definitely accelerate that with the way we are going to approach this with the merger. Tim McHugh - William Blair & Company - Analyst Okay. Thank you. Operator Thank you. At this time, I would like to turn the conference back to management for any closing remarks. John Haley - Towers Watson - Chairman and CEO Okay. So first of all, thank you for taking the time to join us today. We look forward to keeping you updated on progress over the coming months and to speaking with many of you directly in the coming days. Dominic Casserley - Willis Group Holdings Limited - CEO Yes, absolutely. Thank you very much indeed. We will be informing you as we proceed. Operator That does conclude today's conference call. Thank you for your participation. You may now disconnect. 22 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

JUNE 30, 2015 / 12:00PM, WSH - Willis Group Holdings PLC and Towers Watson Announce Merger to Create Leading Global Advisory, Broking and Solutions Firm Conference Call 23 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. DISCLAIMER Thomson Reuters reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes. In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies' most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized. THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY'S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON REUTERS OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY'S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY'S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS. ©2015, Thomson Reuters. All Rights Reserved.

Welcome to the conference call to discuss the merger of equals between Willis Group and Towers Watson. Before we start, I’d like to highlight the following. This conference call shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the Securities laws of any such jurisdiction. No offer of securities shall be made, except by means of a prospectus, meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Willis plans to file with the SEC a registration statement on Form S-4 in connection with the transaction. Willis and Towers Watson plan to file with SEC and mail to the respective shareholders a joint proxy statement prospectus in connection with the transaction. The registration statement and the joint proxy statement prospectus will contain important information about Willis, Towers Watson, the transaction, and related matters.

Investors and security holders are urged to read the registration statement, the joint proxy statement prospectus, and other related documents carefully when they are available. Investors and security holders will be able to obtain free copies of the registration statement, the joint proxy statement prospectus, and other related documents filed with the SEC by Willis and Towers Watson through the website maintained by the SEC at www.SEC.gov, or by visiting the investor relations sections of Willis’s or Towers Watson’s websites at www.willis.com or www.towerswatson.com.

Regarding forward-looking statements, this document contains forward-looking statements that involve a number of risks and uncertainties. Statements that are not historical facts, including statements regarding expectations, hopes, intentions, or strategies regarding the future are forward-looking statements.

Forward-looking statements are based on Willis or Towers Watson’s management’s beliefs, as well as assumptions made by and information currently available to them. Because such statements are based on expectations as to future financial and operating results and are not statements of fact, actual results may differ materially from those projected. Willis and Towers Watson undertake no obligation to update any forward-looking statements, whether as a result of new information, future events, or otherwise.

The risks and uncertainties which forward-looking statements are subject to include, but are not limited to, the ability to consummate the proposed transaction, the ability to obtain regulatory and shareholder approvals, and the satisfaction of other conditions to the consummation of the proposed transaction on the proposed terms and schedule, the ability of Willis and Towers Watson to successfully integrate their respective operations and employees, and realize synergies and cost savings at the times and to the extent anticipated, the potential impact of the announcement or consummation of the proposed transaction or relationships, including with employees, suppliers, customers, and competitors, changes in general economic business and political conditions, including changes in the financial markets, significant competition that Willis and Towers Watson face, compliance with extensive government regulation, the combined companies’ ability to make acquisitions and its ability to integrate or manage such acquired businesses, and other risks detailed in the statement regarding forward looking information, risk factors, and other sections of Willis’ and Towers Watson’s Form 10-K and other filings with SEC.

Willis and Towers Watson, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the merger agreement. Information regarding the directors and executive officers of Willis, and their direct or indirect interests in the transaction, by security holdings or otherwise, is contained in Willis’s Form 10-K for the year ended December 31, 2014 and its proxy statement filed on April 17, 2015, which are filed with the SEC. Information regarding Towers Watson’s directors and executive officers, and their direct or indirect interests in the transaction, by security holdings or otherwise, is contained in Towers Watson’s Form 10-K for the year ended June 30, 2014 and its proxy statement filed on October 3, 2014, which are filed with the SEC. A more complete description will be available in the Registration Statement and the Joint Proxy Statement/Prospectus.

The directors of Willis accept responsibility for the information contained in this document other than that relating to Towers Watson, the Towers Watson Group and the directors of Towers Watson and members of their immediate families, related trusts and persons connected with them.  To the best of the knowledge and belief of the directors of Willis (who have taken all reasonable care to ensure that such is the case) the information contained in this document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The directors of Towers Watson accept responsibility for the information contained in this document relating to Towers Watson, the Towers Watson Group and the directors of Towers Watson and members of their immediate families, related trusts and persons connected with them.  To the best of the knowledge and belief of the directors of Towers Watson (who have taken all reasonable care to ensure that such is the case) the information contained in this document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

This document contains forward-looking statements that involve a number of risks and uncertainties. Statements that are not historical facts, including statements regarding expectations, hopes, intentions or strategies regarding the future are forward-looking statements. Forward-looking statements are based on Willis or Towers Watson management’s beliefs, as well as assumptions made by, and information currently available to, them. Because such statements are based on expectations as to

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future financial and operating results and are not statements of fact, actual results may differ materially from those projected.  Willis and Towers Watson undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. The risks and uncertainties which forward-looking statements are subject to include, but are not limited to: the ability to consummate the proposed transaction; the ability to obtain requisite regulatory and shareholder approvals and the satisfaction of other conditions to the consummation of the proposed transaction on the proposed terms and schedule; the ability of Willis and Towers Watson to successfully integrate their respective operations and employees and realize synergies and cost savings at the times, and to the extent, anticipated; the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers, customers and competitors; changes in general economic, business and political conditions, including changes in the financial markets; significant competition that Willis and Towers Watson face; compliance with extensive government regulation; the combined company’s ability to make acquisitions and its ability to integrate or manage such acquired businesses; and other risks detailed in the “Statement Regarding Forward-Looking Information,” “Risk Factors” and other sections of Willis’s and Towers Watson’s Form 10-K and other filings with the Securities and Exchange Commission.

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